Mail Stop 4561

December 21, 2007

Mr. Peter I. Cittadini
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA 94404

> **Re: Actuate Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 20, 2007**
> **Form 8-K filed June 5, 2007**
> **File No. 0-24607**

Dear Mr. Cittadini:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Management's Discussion and Analysis – Results of Operations, page 37

1.   We note that much of the reason for your increased revenues is the increase in
        your installed base of customers and increases in your maintenance plan renewals.
        As these appear to be primary drivers of your results, and since your disclosures
        appear to indicate that management tracks these statistics, please tell us what
        consideration you gave to quantifying for your readers your installed base of
        customers and your maintenance renewals rates. We remind you that one of the
        primary objectives of MD&A is to give readers a view of the company through
        the eyes of management, and to do this, companies should identify and address
        those key variables and other qualitative and quantitative factors which are
        peculiar to and necessary for an understanding and evaluation of the individual
        company. We further remind you that these key variables and other factors may
        be non-financial. Please refer to Item 303(a) of Regulation S-K and to our
        Release 33-8350, available on our website at www.sec.gov/rules/interp/33-
        8350.htm, and advise.

Disclosure Controls and Procedures, page 51

2.   Please refer to comment 2 from our prior comment letter dated April 13, 2006,
        and your response dated May 18, 2006. We remind that if your conclusions
        concerning the effectiveness of your disclosure controls and procedures refer to
        the definition of disclosure controls and procedures as indicated in Rule 15(e) of
        the Exchange Act, then you should either provide the entire definition.
        Alternatively, you may conclude that your disclosure controls and procedures
        were "effective" or "ineffective" without providing any part of the definition of
        disclosure controls and procedures. Please apply this comment to your future
        filings.

3.   We further note that the Company identified a material weakness in your internal
        controls over financial reporting related to your income tax provisions, which
        resulted in a material error in your tax provision that was corrected prior to the
        issuance of the Company's December 31, 2006 Form 10-K. Based on your
        disclosure, it is not clear whether this error impacted any of your prior financial
        statements, including quarterly reports on Form 10-Q, or resulted in any
        adjustments to your previously issued Forms 10-K. Tell us specifically what
        periods these errors related to as well as the impact these errors had on your
        financial statements for each period identified. If these errors related to any
        periods other than the fourth quarter of fiscal 2006, then please explain how you

determined that correction of these errors in the quarter ended December 31, 2006 was appropriate.

Financial Statements for the Year Ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies – Revenues, page F-10

4.   We note that you have not established VSOE of fair value for your software licenses, and therefore, you recognize revenues from multiple element arrangements involving software licenses under the residual method. We further note that VSOE is based on the price charged when sold separately. Please provide us with a reasonably detailed explanation of how you establish VSOE for the undelivered elements (i.e. maintenance and consulting services) in these arrangements. Your response should describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors (e.g. geographic region, purchase volume, competitive pricing, etc.). Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraphs 10 and 57 of SOP 97-2.

5.   We note from your analysis of maintenance and service revenue in MD&A that a change in your pricing structure of maintenance renewals was introduced in 2004, along with an aggressive renewal campaign by your maintenance renewal group. Please describe this change in your maintenance renewal pricing structure to us in more detail, including whether the new pricing was offered to all customers. Also tell us how you considered whether this change in your maintenance renewal pricing structure impacted your ability to determine VSOE of fair value for maintenance in your multiple element arrangements.

6.   We note that the Company enters into OEM arrangements that provide for license fees based on embedding of its products in the OEMs' products. We further note that these arrangements provide for fixed, irrevocable royalty payments. Please explain further the terms of these arrangements. Do these provide for minimum royalty guarantees? If so, tell us how and when you account for these royalty payments. Further, tell us the payment terms for these arrangements and tell us how you considered paragraph 27 of SOP 97-2 in determining that the fees are fixed and determinable. In this regard, we note that effective July 1, 2006, due to "improved visibility" with respect to the Company's international OEM sales transactions, you changed your policy for sales through international OEMs to be consistent with the Company's U.S arrangements. Please explain further what you mean by "improved visibility" and tell us how this change impacted the Company's determination of the "fixed and determinable" criteria.

Note 3 – Acquisitions, page F-17

7.	We note your reference to a third party valuation firm used in determining the fair value of identified intangible assets acquired in the performancesoft acquistion. We believe that if you indicate you are relying on an expert in a '34 Act filing, you should name that expert. If the Form 10-K is incorporated by reference in a '33 Act filing, you should also include the expert's consent pursuant to Rule 436(b) of Regulation C. In this regard, we note that the Company filed a Form S-8 registration statement on May 24, 2007.

Note 4 – Cash, Cash Equivalents and Short-Term Investments, page F-20

8.	We note from your disclosures here and in Note 1 that your short-term investments at December 31, 2005 and 2006 included auction rate securities. Please tell us if you held any auction rate securities during 2007. If so, tell us how you determined the value of the underlying credit for these securities. In this regard, please tell us what impact the recent uncertainties in the credit market have had on your portfolio and describe any difficulties you have had with these auctions. Tell us the impact any such difficulties have had on your valuation of these securities and your classification of these investments as short-term. Also tell us how you plan to address these matters in your upcoming December 31, 2007 Form 10-K.

Form 8-K Filed June 5, 2007

9.	We note your disclosure concerning the operating lease for your new headquarters facility, including the rent holiday through March 15, 2008. Please tell us how you are accounting for this rent holiday, and tell us how you will address this matter in your upcoming December 31, 2007 Form 10-K. You may wish to refer to the letter from Donald Nicolaisen to the Center for Public Company Audit Firms, available on our website at www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

*	*	*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief